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Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted with the Securities and Exchange Commission on October 20, 2017

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Acushnet Holdings Corp.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3949 (Primary Standard Industrial Classification Code Number)	45-5644353 (I.R.S. Employer Identification No.)

333 Bridge Street
Fairhaven, Massachusetts 02719
(800) 225-8500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Joseph J. Nauman
Executive Vice President, Chief Legal and Administrative Officer
333 Bridge Street
Fairhaven, Massachusetts 02719
(800) 225-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to

Roxane F. Reardon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

         If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common stock, $0.001 par value per share	9,165,542	$	$	$

(1)
These figures are estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the registrant's common stock on                        , 2017, as reported on the New York Stock Exchange.

(2)
To be paid in connection with the initial filing of the registration statement.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 20, 2017

PRELIMINARY PROSPECTUS

9,165,542 Shares

Acushnet Holdings Corp.

Common Stock

        This prospectus relates to the offer and sale from time to time of up to 9,165,542 shares of our common stock by the selling shareholder named in this prospectus. We cannot predict when or in what amounts the selling shareholder may sell shares offered by this prospectus, if at all.

        We are filing the registration statement of which this prospectus is part pursuant to contractual obligations that exist with the selling shareholder. We will pay certain expenses (other than any underwriting discounts and/or commissions) of the selling shareholder named in this prospectus in connection with the registration and sales of the shares of our common stock by the selling shareholder. The selling shareholder will pay or assume brokerage commission and similar charges, if any, incurred in the sale of the foregoing shares of our common stock.

        We are not offering for sale any shares of common stock in the registration statement of which this prospectus is part. We will not receive any proceeds from the sale of our common stock by the selling shareholder. The selling shareholder from time to time may offer and sell the shares held by it directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. For more information on the methods of sale that may be used by the selling shareholder, see "Plan of Distribution."

        Our common stock is listed on The New York Stock Exchange, or the NYSE, under the symbol "GOLF." The last reported sale price of our common stock on the NYSE on October 19, 2017 was $17.96 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of this prospectus and any similar section contained in any accompanying prospectus supplement and the documents incorporated by reference herein and therein concerning factors you should consider before investing in our securities.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2017.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        In this prospectus, the terms "Acushnet," "we," "us," "our" and the "Company" refer to Acushnet Holdings Corp. and its consolidated subsidiaries.

        This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the "SEC"), using a "shelf" registration process. By using a shelf registration statement, the selling shareholder named herein may, from time to time, sell common stock in one or more offerings. Each time that the selling shareholder sells securities pursuant to this prospectus, we will, if required, provide a prospectus supplement to this prospectus that will contain specific information about the terms of that offering. Any such prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the accompanying prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any accompanying prospectus supplement, together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation by Reference."

        You should rely only on the information contained in this prospectus, any accompanying prospectus supplement or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling shareholder nor any underwriter have authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise.

i

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        For investors outside the United States:    The selling shareholder may offer to sell, and seek offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we, the selling shareholder nor any underwriter have done anything that would permit an offering by the selling shareholder or possession or distribution of this prospectus or any accompanying prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any accompanying prospectus supplement must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus and any accompanying prospectus supplement outside the United States.

ii

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 TRADEMARKS, TRADE NAMES AND SERVICE MARKS

        This prospectus, any accompanying prospectus supplement and the documents incorporated by reference include trademarks, trade names and service marks that we either own or license, such as "Titleist," "FootJoy," "Pro V1," "Pro V1x," "FJ," "Pinnacle," "Scotty Cameron," and "Vokey Design" which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. This prospectus, any accompanying prospectus supplement and the documents incorporated by reference may also contain trademarks, trade names and service marks of other parties, and we do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herin. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein carefully before making an investment decision.

 Our Company

        We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, which are widely recognized for their quality excellence. Driven by our focus on dedicated and discerning golfers and the golf shops that serve them, we believe we are the most authentic and enduring company in the golf industry. Our mission—to be the performance and quality leader in every golf product category in which we compete—has remained consistent since we entered the golf ball business in 1932. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wear brands. Titleist has been the #1 ball in professional golf for 69 years and FootJoy has been the #1 shoe on the PGA Tour for over six decades.

        For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC that are incorporated by reference into this prospectus. For instructions on how to find copies of these documents, see "Where You Can Find Additional Information."

Our Corporate Information

        Our principal executive offices are located at 333 Bridge Street, Fairhaven, Massachusetts 02719. Our telephone number is (800) 225-8500. Our principal website address is www.acushnetholdingscorp.com. The information on, or accessible through, our website and any other websites referenced herein is deemed not to be incorporated by reference in this prospectus or any accompanying prospectus supplement or to be a part of this prospectus or any accompanying prospectus supplement.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 RISK FACTORS

        An investment in our common stock involves significant risks. Before purchasing any common stock you should carefully consider and evaluate all of the information included and/or incorporated by reference in this prospectus or any accompanying prospectus supplement or any free writing prospectus, including the risks and uncertainties discussed below under "Special Note Regarding Forward-Looking Statements" and described under the caption "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. For a description of these reports and documents, and information about where you can find them, see the sections entitled "Where You Can Find More Information" and "Incorporation by Reference" in this prospectus. The risks and uncertainties described in any accompanying prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in any accompanying prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and any accompanying prospectus supplement include and/or incorporate by reference forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. These forward-looking statements are included throughout this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek," "foreseeable" and similar terms and phrases to identify forward-looking statements in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein.

        The forward-looking statements contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein are based on management's expectations at the time such statements were made and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to:

  •
  a reduction in the number of rounds of golf played or in the number of golf participants;

  •
  unfavorable weather conditions may impact the number of playable days and rounds played in a given year;

  •
  macroeconomic factors may affect the number of rounds of golf played and related spending on golf products;

  •
  demographic factors may affect the number of golf participants and related spending on our products;

  •
  a significant disruption in the operations of our manufacturing, assembly or distribution facilities;

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

  •
  our ability to procure raw materials or components of our products;

  •
  a disruption in the operations of our suppliers;

  •
  cost of raw materials and components;

  •
  currency transaction and translation risk;

  •
  our ability to successfully manage the frequent introduction of new products;

  •
  our reliance on technical innovation and high-quality products;

  •
  changes of the Rules of Golf with respect to equipment;

  •
  our ability to adequately enforce and protect our intellectual property rights;

  •
  involvement in lawsuits to protect, defend or enforce our intellectual property rights;

  •
  our ability to prevent infringement of intellectual property rights by others;

  •
  recent changes to U.S. patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office;

  •
  intense competition and our ability to maintain a competitive advantage in each of our markets;

  •
  limited opportunities for future growth in sales of golf balls, golf shoes and golf gloves;

  •
  our customers' financial condition, their levels of business activity and their ability to pay trade obligations;

  •
  a decrease in corporate spending on our custom logo golf balls;

  •
  our ability to maintain and further develop our sales channels;

  •
  consolidation of retailers or concentration of retail market share;

  •
  our ability to maintain and enhance our brands;

  •
  seasonal fluctuations of our business;

  •
  fluctuations of our business based on the timing of new product introductions;

  •
  risks associated with doing business globally;

  •
  compliance with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act (the "FCPA") or other applicable anti-corruption legislation;

  •
  our ability to secure professional golfers to endorse or use our products;

  •
  negative publicity relating to us or the golfers who use our products or the golf industry in general;

  •
  our ability to accurately forecast demand for our products;

  •
  a disruption in the service or increase in cost, of our primary delivery and shipping services or a significant disruption at shipping ports;

  •
  our ability to maintain our information systems to adequately perform their functions;

  •
  cybersecurity risks;

  •
  the ability of our eCommerce systems to function effectively;

  •
  occurrence of natural disasters or pandemic diseases;

  •
  impairment of goodwill and identifiable intangible assets;

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

  •
  our ability to attract and/or retain management and other key employees and hire qualified management, technical and manufacturing personnel;

  •
  our ability to prohibit sales of our products by unauthorized retailers or distributors;

  •
  terrorist activities and international political instability;

  •
  our ability to grow our presence in existing international markets and expand into additional international markets;

  •
  tax uncertainties, including potential changes in tax laws, unanticipated tax liabilities and limitations on utilization of tax attributes after any change of control;

  •
  adequate levels of coverage of our insurance policies;

  •
  product liability, warranty and recall claims;

  •
  litigation and other regulatory proceedings;

  •
  compliance with environmental, health and safety laws and regulations;

  •
  our ability to secure additional capital on terms acceptable to us and potential dilution of holders of our common stock;

  •
  our estimates or judgments relating to our critical accounting policies;

  •
  our substantial leverage, ability to service our indebtedness, ability to incur more indebtedness and restrictions in the agreements governing our indebtedness;

  •
  a sale, foreclosure, liquidation or other transfer of the shares of our common stock owned by Magnus Holdings Co., Ltd. ("Magnus") as a result of the loans borrowed by Magnus which are secured by shares of our common stock (the "Magnus Loans");

  •
  the ability of our controlling shareholder to control significant corporate activities, and our controlling shareholder's interests may conflict with yours;

  •
  any pledge by Fila Korea Co., Ltd. ("Fila Korea") of the common stock of Magnus;

  •
  the insolvency laws of Korea are different from U.S. bankruptcy laws;

  •
  our status as a controlled company;

  •
  the costs and regulatory requirements of operating as a public company;

  •
  our ability to maintain effective internal controls over financial reporting;

  •
  our ability to pay dividends;

  •
  dilution from future issuances or sales of our common stock;

  •
  anti-takeover provisions in our organizational documents; and

  •
  reports from securities analysts.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus and any accompanying prospectus supplement. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

        Any forward-looking statement made by us in this prospectus and any accompanying supplement speaks only as of the date of this prospectus or such accompanying prospectus supplement. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of our common stock by the selling shareholder. Pursuant to the Registration Rights Agreement dated as of October 26, 2016 between us and the selling shareholder (the "Registration Rights Agreement"), we will pay certain expenses (other than any underwriting discounts and/or commissions) of the selling shareholder in connection with sales of our common stock by the selling shareholder pursuant to this prospectus.

DETERMINATION OF OFFERING PRICE

        The selling shareholder will determine at what price it may sell the shares of our common stock being offered by this prospectus, and such sales may be made at fixed prices, prevailing market prices at the time of the sale, varying prices determined at the time of sale, or negotiated prices.

MARKET PRICE OF OUR COMMON STOCK

        Our common stock began trading publicly on the NYSE under the symbol "GOLF" on October 28, 2016. Prior to that date, there was no public market for our common stock. At the close of business on September 30, 2017, there were five holders of record of our shares of common stock. The last reported price of our common stock on the NYSE on October 19, 2017 was $17.96 per share.

        The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock, as reported on the NYSE.

Fiscal Year 2016	High	Low
Fourth Quarter (from October 28, 2016)	$22.31	$16.90

Fiscal Year 2017	High	Low
First Quarter	$19.87	$16.84
Second Quarter	$20.29	$17.05
Third Quarter	$20.56	$15.16
Fourth Quarter (through October 19, 2017)	$18.39	$17.49

DIVIDEND POLICY

        We paid dividends of $0.12 per share of our common stock on April 19, 2017, June 16, 2017 and September 15, 2017. We intend to continue to pay quarterly cash dividends on our common stock in the amount of $0.12 per share, which amount may be changed or terminated in the future at any time without advance notice, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant.

        We are a holding company and substantially all of our operations are carried out by our operating subsidiary, Acushnet Company, and its subsidiaries. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiary, Acushnet Company, and its subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

        Certain of our agreements governing indebtedness, including our credit agreement, restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

        Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends.

        The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions. However, Magnus, which is a wholly-owned subsidiary of Fila Korea, will be able to control the election and removal of our directors and thereby effectively determine, among other things, the payment of dividends. Accordingly, the decision to declare and pay dividends on our common stock in the future, as well as the amount of each such dividend payment, may also depend on the amounts Magnus needs to fund the interest payments on the Magnus Loans, other amounts due in connection with the Magnus Loans or any potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Loans.

        We did not declare or pay any dividends on our common stock in 2015 or 2016.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The selling shareholder may from time to time offer and sell pursuant to this prospectus the shares of common stock set forth in the table below. The table below sets forth the following information about the selling shareholder as of October 19, 2017:

  •
  the number of shares of, and percentage of our outstanding, common stock beneficially owned by the selling shareholder;

  •
  the maximum number of shares of our common stock that may be offered for sale by the selling shareholder pursuant to this prospectus; and

  •
  the number of shares of, and percentage of, our common stock to be beneficially owned by the selling shareholder upon completion of one or more offerings (assuming that the selling shareholders will have offered and sold all of their shares of our common stock that they hold).

        In addition, the table below sets forth information with respect to the beneficial ownership of our common stock and the following information about the following persons as of October 19, 2017. None of the shares of our common stock owned by the following persons are being offered for sale pursuant to this prospectus:

  •
  each person, or group of persons, known by us to own beneficially more than 5% of our outstanding shares of common stock (other than the selling shareholder);

  •
  each of our named executive officers for 2016;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Because the selling shareholder may offer all, some or none of the shares of our common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of our common stock held by the selling shareholder, no definitive estimate can be given as to the amount of shares of our common stock that will be held by the selling shareholder after completion of one or more offerings pursuant to this prospectus. The following table has been prepared assuming that the selling shareholder will sell all of the shares of common stock beneficially owned by it that have been registered by us pursuant to the registration statement of which this prospectus is a part and does not acquire any additional shares of common stock. We cannot advise you as to whether the selling shareholder will in fact sell any or all of the shares of our common stock that they own.

        The selling shareholder listed in the table below may have sold or transferred, or pledged as collateral, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of its shares of our common stock since the date as of which the information is presented in the table below. Information concerning the selling shareholder may change from time to time, and any changed information will, if required, be set forth in prospectus supplements or post-effective amendments to the registration statement of which this prospectus is a part, as may be appropriate.

        Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 19, 2017 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

        The only shareholder that may from time to time offer and sell shares of our common stock pursuant to this prospectus is the group of Mirae Funds indicated below.

        Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Acushnet Holdings Corp., 333 Bridge Street, Fairhaven, Massachusetts 02719.

			Common stock registered pursuant to this registration statement (maximum number of shares that may be sold)
	Shares of common stock beneficially owned prior to the offering(s)			Shares of common stock beneficially owned after the offering(s)
	Number	Percentage		Number	Percentage
Name of beneficial owner
Shareholders:
Fila Korea(1)	39,345,151	52.8%	—	39,345,151	52.8%
Mirae Funds(2)	9,165,542	12.3%	9,165,542	—	—
Named Executive Officers and Directors:
Walter (Wally) Uihlein(3)	547,468	*	—	547,468	*
William Burke(3)	76,226	*	—	76,226	*
James Connor(4)	20,979	*	—	20,979	*
David Maher(3)	25,664	*	—	25,664	*
Joseph Nauman(3)	23,358	*	—	23,358	*
Yoon Soo (Gene) Yoon(1)(3)	39,349,708	52.8%	—	39,349,708	52.8%
Jennifer Estabrook(3)(5)	9,055	*	—	9,055	*
Gregory Hewett(3)	14,255	*	—	14,255	*
Christopher Metz(3)	5,755	*	—	5,755	*
Sean Sullivan(3)	6,255	*	—	6,255	*
Steven Tishman(3)	8,255	*	—	8,255	*
David Valcourt(3)	3,255	*	—	3,255	*
Norman Wesley(3)	8,255	*	—	8,255	*
All current executive officers and directors as a group (17 persons)(3)	40,230,984	54.0%	—	40,230,984	54.0%

*
Less than one percent.

(1)
Represents shares of our common stock owned by Magnus, a wholly owned subsidiary of Fila Korea, based on a Schedule 13G filed February 6, 2017. In connection with the Magnus Loans, Magnus granted a security interest in all of our common stock owned by Magnus to certain Korean financial institutions. The shares of our common stock owned by Magnus are Magnus' only assets.

Gene Yoon is the Chairman and Chief Executive Officer of Fila Korea and may be deemed to be the beneficial owner and have voting and dispositive power with respect to the shares of our common stock held by Magnus. The address of Fila Korea, Magnus and Mr. Yoon is 6 Myeongdal Ro, Seocho Gu Seoul, Korea.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)
Represents shares of our common stock owned by Odin 3, LLC and Odin 4, LLC, or the Mirae Funds. The Mirae Funds are each wholly owned by Mirae Asset Partners Private Equity Fund VII whose general partners are Mirae Asset Global Investments Co. Ltd. and Mirae Asset Securities Co. Ltd. Voting and investment decisions over the shares of our common stock held by the Mirae Funds are made by an investment committee of Mirae Asset Global Investments Co. Ltd. Each of the members of the committee may be deemed to share voting and investment power with respect to the shares owned by the Mirae Funds. The address for the Mirae Funds is 13F Tower 1, 33, Jongno, Jongno-gu, Seoul, Korea 03159. Each of the parties referenced in this footnote disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Prior to the closing of our initial public offering on November 2, 2016, the Mirae Funds owned approximately 50.2% of our outstanding common stock and were party to a shareholders agreement that granted them the right, among other things, to designate two of our six directors. That shareholders agreement terminated in connection with the closing of our initial public offering. Also in connection with the closing of our initial public offering, Magnus acquired common stock from the Mirae Funds so that after the closing of our initial public offering, the Mirae Funds owned 12.3% of our outstanding common stock.

The Mirae Funds are party to an agreement with Fila Korea which limits Fila Korea's or any of its affiliates' ability to transfer, subject to certain exceptions, any shares of our common stock until the Mirae Funds have transferred a certain number of shares of our common stock to third parties.

(3)
Does not reflect any shares that may be issued upon settlement of outstanding restricted stock units or performance stock units, other than those, if any, that will vest within 60 days of October 19, 2017.

(4)
Mr. Connor retired from the Company effective January 1, 2017. The information set forth in the table above relating to Mr. Connor is given as of April 17, 2017.

(5)
Ms. Estabrook disclaims beneficial ownership of any shares of our common stock owned by Fila Korea. The address of Ms. Estabrook is c/o Fila North America, 1411 Broadway, New York, New York 10018.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Convertible Preferred Stock

        In 2014, we paid dividends in the amount of (i) $10.4 million on our previously outstanding Series A 7.5% redeemable convertible preferred stock (the "Convertible Preferred Stock") held by the Mirae Funds and (ii) $2.5 million on previously outstanding Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2015, we paid dividends in the amount of (i) $10.4 million on previously outstanding Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on previously outstanding Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2016, we paid dividends in the amount of (i) $10.5 million on previously outstanding Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on previously outstanding Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In connection with transactions undertaken in connection with our initial public offering (i) the Mirae Funds received 12,492,243 shares of our common stock and approximately $2.6 million of accrued and unpaid dividends upon conversion of 1,388,027 shares of previously outstanding Convertible Preferred Stock held by such entities and (ii) an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1 received 2,970,000 shares of our common stock and approximately $0.6 million of accrued and unpaid dividends upon conversion of 330,000 shares of previously outstanding Convertible Preferred Stock held by such entity.

        Each of the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock at such time.

Convertible Notes

        In 2014, we paid interest in the amount of (i) $20.6 million on our previously outstanding 7.5% convertible notes due 2021 (the "Convertible Notes") held by the Mirae Funds and (ii) $5.0 million on previously outstanding Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2015, we paid interest in the amount of (i) $20.5 million on previously outstanding Convertible Notes held by the Mirae Funds and (ii) $4.9 million on previously outstanding Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2016, we paid interest in the amount of (i) $20.7 million on previously outstanding Convertible Notes held by the Mirae Funds and (ii) $5.0 million on previously outstanding Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In connection with transactions undertaken in connection with our initial public offering, (i) the Mirae Funds received 24,704,820 shares of our common stock and approximately $5.2 million of accrued and unpaid interest upon conversion of $274.5 million of previously outstanding Convertible Notes held by such entities and (ii) an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1 received 5,940,000 shares of our common stock and approximately $1.2 million of accrued and unpaid interest upon conversion of $66.0 million of previously outstanding Convertible Notes held by such entity.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        Each of the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock at such time.

7.5% Bonds due 2021 with Common Stock Warrants

        In July 2014, Fila Korea exercised its call option on warrants to purchase 3,105,288 shares of common stock. On July 29, 2014, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our previously outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In July 2015, Fila Korea exercised its call option on warrants to purchase 3,105,288 shares of common stock. On July 28, 2015, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our previously outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In July 2016, Fila Korea exercised its call option on warrants to purchase 3,105,279 shares of common stock. Such warrants converted into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem the remaining portion of our previously outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        Each of Fila Korea, the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock at such time.

Other

        Subsidiaries of Fila Korea granted a second lien pledge over shares in certain of Fila Korea's subsidiaries and entered into second lien account pledge agreements, in each case, in favor of Korea Development Bank, as security agent, to secure obligations of Acushnet Company under our former senior revolving credit agreement with Korea Development Bank and our secured floating rate notes. These security interests were released in connection with the initial funding under our credit agreement entered into in April 2016.

        We entered into an endorsement arrangement with Peter Uihlein, the son of our President and Chief Executive Officer, in 2012. Peter Uihlein is a professional golfer and an exempt member of the European PGA Tour. Peter Uihlein received aggregate payments of $361,600, $314,000 and $233,000 pursuant to this endorsement arrangement in 2014, 2015 and 2016 respectively, and is expected to receive base retainer payments of $200,000 in 2017.

        Hugh Lee, who is the son-in-law of Gene Yoon, the chairman of our board of directors, is the President of our wholly-owned subsidiary, Acushnet Korea Co., Ltd. Mr. Lee received compensation of $430,860 for 2016 (using an exchange rate of 0.00086 KRW / 1 USD, which was the average currency exchange rate for 2016 as provided by foreign exchange company Oanda ("Oanda")). Mr. Lee is expected to receive a salary of $352,000 in 2017 (using an exchange rate of 0.00088 KRW / 1 USD, which was the average currency exchange rate for year-to-date 2017, as of October 19, 2017, as provided by Oanda) and is eligible for an additional annual cash incentive payment.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Registration Rights Agreement

        In connection with our initial public offering, we entered into the Registration Rights Agreement that provides Magnus and the Mirae Funds "demand" registrations and customary "piggyback" registration rights. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act or to contribute to payments the registration rights holders may be required to make in respect of those liabilities.

Indemnification

        See "Description of Capital Stock" for a description of indemnification of our directors and executive officers.

Related Persons Transaction Policy

        Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the NYSE. Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the executive vice president, chief legal and administrative officer any "related person transaction" (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The executive vice president, chief legal and administrative officer will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions summarize the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

        Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law, or the DGCL. Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of October 19, 2017, there were 74,451,977 shares of common stock outstanding. As of September 30, 2017, the outstanding shares of our common stock were held by five shareholders of record.

        No shares of preferred stock are issued or outstanding as of October 19, 2017.

Common Stock

        Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

        Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our outstanding common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

        We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

        The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to shareholders and any other factors our board of directors may consider relevant. See "Dividend Policy."

Annual Shareholder Meetings

        Our amended and restated bylaws provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

        Our amended and restated certificate of incorporation and amended and restated bylaws contain and the DGCL contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Authorized but Unissued Capital Stock

        Delaware law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock and certain other circumstances. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

        Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

Removal of Directors; Vacancies

        Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the shareholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the shareholders).

Delaware Law

        We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

No Cumulative Voting

        Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Shareholder Meetings

        Our amended and restated certificate of incorporation provides that special meetings of our shareholders may be called at any time only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, at any time when Magnus and its affiliates beneficially own, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our board of directors or the chairman of our board of directors at the request of Magnus and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Shareholder Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of the Company.

No Shareholder Action by Written Consent

        Our amended and restated certificate of incorporation precludes shareholder action by written consent.

Supermajority Provisions

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as Magnus and its affiliates beneficially own, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of shareholders and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

        The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

        Our amended and restated certificate of incorporation provides that at any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:

  •
  the provision requiring a 66 2/3% supermajority vote for shareholders to amend our amended and restated bylaws;

  •
  the provisions providing for a classified board of directors (the election and term of our directors);

  •
  the provisions regarding resignation and removal of directors;

  •
  the provisions regarding shareholder action by written consent;

  •
  the provisions regarding calling special meetings of shareholders;

  •
  the provisions regarding filling vacancies on our board of directors and newly created directorships;

  •
  the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

  •
  the provision regarding exclusive forum; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

        The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements may make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

        These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters' Rights of Appraisal and Payment

        Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders' Derivative Actions

        Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder's stock thereafter devolved by operation of law.

Exclusive Forum

        Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any:

  •
  derivative action or proceeding brought on behalf of the Company;

  •
  action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company's shareholders, creditors or other constituents;

  •
  action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or

  •
  action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our shareholders, through shareholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

        Our common stock is listed on the NYSE under the symbol "GOLF."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

        A "non-U.S. holder" means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations ("Treasury Regulations") to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations thereunder, published rulings and administrative announcements of the Internal Revenue Service (the "IRS") and judicial decisions, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with other federal tax laws such as gift tax laws, foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary or that the IRS or a court will not take a contrary position to those we describe in this summary.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        This discussion is for informational purposes only and is not tax advice. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dividends and Other Distributions

        Distributions of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Gain on Taxable Disposition of Common Stock."

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate of the gross amount of the dividends (or such lower rate as may be specified by an applicable income tax treaty). However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits and furnish it to the applicable withholding agent or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Subject to the discussion of backup witholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes and certain other conditions are met.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition generally in the same manner as if the non-U.S.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

holder were a United States person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, the gain realized by such non-U.S. holder may also be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits (which could be increased by such gain), subject to adjustments.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We (or the applicable paying agent) must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the applicable withholding agent does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker generally will not be subject to backup withholding or information reporting.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

        Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Dividends and Other Distributions," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 PLAN OF DISTRIBUTION

        The selling shareholder, and its pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, shares of our common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

        The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods, including the following:

  •
  on the NYSE (including through at-the-market offerings);

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  through broker/dealers, who may act as agents or principals;

  •
  through one or more underwriters on a firm commitment or best-efforts basis;

  •
  in a block trade in which a broker/dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through put or call option transactions or other hedging transactions relating to the shares of common stock;

  •
  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  •
  directly to one or more purchasers;

  •
  through agents; or

  •
  in any combination of the above or any other method permitted by applicable law.

        In effecting sales, brokers or dealers engaged by us and/or the selling shareholder may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

  •
  purchases of the shares of common stock by a broker/dealer as principal and resales of the shares of common stock by the broker/dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions; or

  •
  transactions in which the broker/dealer solicits purchasers on a best efforts basis.

        At any time a particular offer of the shares of common stock covered by this prospectus is made, if required, a prospectus supplement will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering and the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters' or agents' compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

        In connection with the sale of our common stock or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholder may from time to time pledge or grant a security interest in some or all of the shares owned by it, and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares owned by it from time to time under this prospectus, or under a supplement or amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee. The list of selling shareholders may similarly be amended to include any donee, transferee or other successor of the selling shareholder.

        The selling shareholder may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from them at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling shareholder must pay for solicitation of these contracts will be described in a prospectus supplement.

        In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discount or concession allowed or re-allowed or paid by underwriters or dealers to other dealers may be changed from time to time.

        The selling shareholder and any underwriters, broker/dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and profits on the sale of the shares of common stock offered hereby by the selling shareholder and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling shareholder were deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities as an underwriter under the Securities Act.

        We and/or the selling shareholder may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

        Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

        The selling shareholder and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of the Securities by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

shares of our common stock offered hereby to engage in market-making activities with respect to the shares of common stock offered hereby. All of the foregoing may affect the marketability of the shares of common stock offered hereby and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock offered hereby.

        In order to comply with the securities laws of certain states, if applicable, the shares of common stock offered hereby may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares of common stock offered hereby may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

        We know of no existing arrangements between the selling shareholder, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of common stock offered by this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the shares of common stock offered hereby by the selling shareholder. There can be no assurance that any selling shareholder will sell any or all of the shares of common stock offered hereby pursuant to this prospectus.

        Pursuant to the Registration Rights Agreement, we are obligated to provide customary indemnification to the selling shareholder. In addition, we have agreed to pay all reasonable expenses incidental to the registration of the shares of common stock offered hereby, including the payment of federal securities law and state "blue sky" registration fees excluding underwriting discounts and commissions relating to the sale of shares of common stock offered hereby by the selling shareholder.

        This offering will terminate on the date that all of the shares of common stock offered by this prospectus have been sold by the selling shareholder.

        Some of the shares of common stock covered by this prospectus may be sold by the selling shareholder in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. The agreements and other documents filed as exhibits to this registration statement are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

        Our registration statement on Form S-1 of which this prospectus is a part is available to the public on the SEC's website at http://www.sec.gov. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

        We are subject to the information and reporting requirements under the Securities Exchange Act of 1934 and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. Those filings will also be available to the public on, or accessible through, our website under the heading "Investor Relations" at www.acushnetholdingscorp.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, nor is it incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only

INCORPORATION BY REFERENCE

        The SEC's rules allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

prospectus. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

        We incorporate by reference our documents listed below. We are not, however, incorporating by reference any documents or portions thereof, that are not deemed "filed" with the SEC or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

        This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017.

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017.

  •
  Our Current Reports on Form 8-K, filed with the SEC on April 4, 2017, June 14, 2017, September 22, 2017 and September 25, 2017.

  •
  The portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2017, that are incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

  •
  The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 28, 2016 (File No. 001-37935) and any amendment or report filed with the SEC for the purpose of updating such description.

        You may obtain any of the documents incorporated by reference in this prospectus on the SEC's website at www.sec.gov or request a copy of any or all of the documents referred to above which have been incorporated by reference (other than exhibits, unless they are specifically incorporated by reference in the documents) at no cost to the requester by writing or telephoning us at the following address:

Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, Massachusetts 02719
(800) 225-8500

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

9,165,542 Shares

Acushnet Holdings Corp.

Common Stock

PROSPECTUS

                        , 2017

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the sale by the selling shareholder of the common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

        Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of shareholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        We expect that any underwriting agreement entered into in connection with an offering of shares of our common stock pursuant to this registration statement will provide for indemnification by the underwriters of us and our officers and directors and the selling shareholder, and by us and the selling shareholder of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with such offering.

Item 15.    Recent Sales of Unregistered Securities

        In July 2014, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,288 shares of common stock. On July 29, 2014, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our outstanding 7.5% bonds due 2021.

        In July 2014, we issued 86,949 shares of our common stock to Walter Uihlein, our President and Chief Executive Officer, upon exercise of outstanding stock options.

        In July 2015, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,288 shares of common stock. On July 28, 2015, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our outstanding 7.5% bonds due 2021.

        In July 2015, we issued 164,178 shares of our common stock to Walter Uihlein, our President and Chief Executive Officer, upon exercise of outstanding stock options.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

        During 2015, we granted an aggregate of 279,000 equity appreciation rights with a weighted-average strike price of $20.53 per share to certain key employees.

        In June 2016, we granted an aggregate of 1,121,131 restricted stock units and an aggregate of 1,121,131 performance stock units to certain of our employees under our 2015 Incentive Plan.

        In July 2016, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,279 shares of common stock. Such warrants convert into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem the remaining portion of our outstanding 7.5% bonds due 2021.

        In August 2016, we granted an aggregate of 91,294 restricted stock units and an aggregate of 91,294 performance stock units to certain employees under our 2015 Incentive Plan.

        The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules

          (a)   Exhibits. See the Exhibits Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

          (b)   Financial Statement Schedules. All schedules are omitted because the required information is either not present, not present in material amounts or presented within our audited consolidated financial statements included elsewhere in this prospectus and are incorporated herein by reference.

Item 17.    Undertakings.

          (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (b)   The undersigned registrant hereby further undertakes that:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

      with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4)   That, for the purpose of determining liability under the Securities Act to any purchaser:

                (i)  Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 EXHIBITS INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
3.1
Amended and Restated Certificate of Incorporation of Acushnet Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 2, 2016 (No. 001-37935)).
3.2		Amended and Restated Bylaws of Acushnet Holdings Corp. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on November 2, 2016 (No. 001-37935)).
5.1	**	Opinion of Simpson Thacher & Bartlett LLP.
10.1	†
Acushnet Company Equity Appreciation Rights Plan dated as of August 30, 2011, as amended November 24, 2014, June 9, 2015 and May 18, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.2	†	Form of Equity Appreciation Rights Award Agreement, as amended (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.3	†
Equity Appreciation Rights Award Agreement between Acushnet Company and Yoon Soo (Gene) Yoon, dated as of August 30, 2011, as amended (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.4	†
Equity Appreciation Rights Award Agreement between Acushnet Company and Walter R. Uihlein, dated as of August 30, 2011, as amended (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.5	†	Acushnet Company Long-Term Incentive Plan (effective January 1, 2009) (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.6	†	Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.7	†
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.8	†
Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement under the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.9	†
Acushnet Executive Severance Plan (as amended and restated effective April 29, 2016) (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.10	†
Acushnet Company Supplemental Retirement Plan (as amended and restated effective December 31, 2015) (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.11	†	Acushnet Company Amended and Restated Trust Agreement, dated as of August 31, 2016 (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit Number		Description
10.12	†	Amended and Restated Change in Control Agreement between Acushnet Company and Walter R. Uihlein, dated as of July 19, 2013, as amended April 29, 2016 (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.13	†
Amended and Restated Severance Agreement between Acushnet Company and Walter R. Uihlein, dated as of July 19, 2013, as amended April 29, 2016 (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.14	†	Acushnet Company Walter R. Uihlein Trust Agreement dated as of January 1, 2003 (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.15	†
Cash Bonus Agreement between Acushnet Company and Walter R. Uihlein, dated as of February 25, 2016 (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.16	†
Amended and Restated Acushnet Company Excess Deferral Plan II (effective July 29, 2011) (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.17
Senior Secured Credit Agreement, dated as of April 27, 2016 among Acushnet Holdings Corp., Acushnet Company, Acushnet Canada Inc., Acushnet Europe Limited, certain other subsidiaries party thereto, Wells Fargo Bank, National Association as the administrative agent, swingline lender and issuing bank, Wells Fargo Securities, LLC and PNC Capital Markets LLC as joint lead arrangers and joint bookrunners, PNC Capital Markets LLC as syndication agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.18
Joint Venture Agreement between Acushnet Cayman Limited and Myre Overseas Corporation, dated as of June 1, 1995 (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.19
Registration Rights Agreement, dated October 26, 2016, among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 1, 2016 (No. 001-37935)).
10.20	†
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for Directors under the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.21	†	Acushnet Holdings Corp. Independent Directors Deferral Plan (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
21.1		List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
23.1	**	Consent of PricewaterhouseCoopers LLP.
23.2	**	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1).
24.1	**	Power of Attorney (included in the signature page to this Registration Statement).

*
If applicable, to be filed as an exhibit to a document to be incorporated by reference herein or by a post-effective amendment to this registration statement in connection with a specific offering of securities.

**
To be filed by amendment.

†
Identifies exhibits that consist of a management contract or compensatory plan or arrangement.

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairhaven, Commonwealth of Massachusetts, on                  , 2017.

ACUSHNET HOLDINGS CORP.
By:
	Name:	Walter Uihlein
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        The undersigned directors and officers of Acushnet Holdings Corp. hereby constitute and appoint Joseph J. Nauman and Roland A. Giroux and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated on                 , 2017.

Signature	Capacity

Walter Uihlein	President and Chief Executive Officer and Director (Principal Executive Officer)
William Burke	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
Thomas Pacheco	Senior Vice President—Finance (Principal Accounting Officer)
Gene Yoon	Chairman

Acushnet Holdings Corp. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signature	Capacity

Jennifer Estabrook	Director
Gregory Hewett	Director
Christopher Metz	Director
Sean Sullivan	Director
Steven Tishman	Director
David Valcourt	Director
Norman Wesley	Director